UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one): Form 10-K Form N-CSR Form 20-F Form 11-K ☒ Form 10-Q Form 10-D Form N-CEN For Period Ended: Transition Report on Form 10-K Transition Report on Form 20-F Transition Report on Form 11-K Transition Report on Form 10-Q For the Transition Period Ended: If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: PART I — REGISTRANT INFORMATION Digital Media Solutions, Inc. Full Name of Registrant Former Name if Applicable 4800 140th Avenue N., Suite 101 Address of Principal Executive Office (Street and Number) Clearwater, Florida 33762 City, State and Zip Code PART II — RULES 12b-25(b) AND (c) If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒ (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. OMB APPROVAL OMB Number: 3235-0058 Expires: February 28, 2022 Estimated average burden hours per response ............ 2.50 SEC FILE NUMBER CUSIP NUMBER Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART III — NARRATIVE State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. Digital Media Solutions, Inc. (the “Company” or “DMS”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense. On May 7, 2021, the Company filed a Current Report on Form 8-K noting that, after consideration of an April 12, 2021 statement by the Securities and Exchange Commission (“SEC”), which is broadly applicable to warrants issued by special purpose acquisition companies ("SPACs"), the Company concluded that its 4 million private placement warrants, originally issued by the SPAC that the Company merged with in 2020, which were previously accounted for as equity, should be classified as liabilities in the Company’s financial statements prepared according to generally accepted accounting principles. As noted in that Form 8-K, the Company is in the process of filing an amendment to its Annual Report on Form 10-K for the year ended December 31, 2020. Due to the timing of the SEC’s statement and the compressed time frame for taking this statement into account, the Company is continuing to finalize the Company’s financial statements for the quarter ended March 31, 2021, including in respect of the SPAC warrant valuation analysis. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company intends to file is Form 10-Q prior to the end of the 5-day extension period. PART IV — OTHER INFORMATION (1) Name and telephone number of person to contact in regard to this notification Vasundara Srenivas (877) 236-8632 (Name) (Area Code) (Telephone Number) (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No. ☐ (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No. ☒ If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. Forward-Looking Statements This Form 12b-25 includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “could,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. These forward-looking statements address various matters including the Company’s accounting of its private placement warrants as liabilities. Each forward- looking statement contained in this Current Report on Form 8-K is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the risks indicated from time to time in DMS’ filings with the SEC, including those under “Risk Factors” in our Annual Report on Form 10-K, and in DMS’ subsequent filings with the SEC. DMS cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. DMS does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Digital Media Solutions, Inc. (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized. Date :May 10, 2021 By: /s/ Vasundara Srenivas Name: Vasundara Srenivas Title: Chief Financial Officer